SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Angiotech Pharmaceuticals, Inc.

(Name of Issuer)

Common shares, without par value

(Title of Class of Securities)

034918201

(CUSIP Number)

May 12, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒    Rule 13d-1(b)

☒    Rule 13d-1(c)

☐    Rule 13d-1(d)

CUSIP No. 034918201	13G	Page 2 of 13

1	NAME OF REPORTING PERSONS Highland Crusader Offshore Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,547,750**
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,547,750**
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,750**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.3%**
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 034918201	13G	Page 3 of 13

1	NAME OF REPORTING PERSONS Highland Crusader Fund GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,547,750**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,547,750**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,750**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.3%**
12	TYPE OF REPORTING PERSON* PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 034918201	13G	Page 4 of 13

1	NAME OF REPORTING PERSONS Highland Crusader GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,547,750**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,547,750**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,750**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.3%**
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 034918201	13G	Page 5 of 13

1	NAME OF REPORTING PERSONS Highland Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,547,750**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,547,750**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,750**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.3%**
12	TYPE OF REPORTING PERSON* IA, PN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 034918201	13G	Page 6 of 13

1	NAME OF REPORTING PERSONS Strand Advisors, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,547,750**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,547,750**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,750**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.3%**
12	TYPE OF REPORTING PERSON* HC, CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

CUSIP No. 034918201	13G	Page 7 of 13

1	NAME OF REPORTING PERSONS James D. Dondero
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,547,750**
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,547,750**
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,547,750**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.3%**
12	TYPE OF REPORTING PERSON* HC, IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT
**	SEE ITEM 4.

SCHEDULE 13G

This Schedule 13G (this “Schedule 13G”) is being filed on behalf of Highland Crusader Offshore Partners, L.P., a Bermuda limited partnership (the “Crusader Fund”), Highland Crusader Fund GP, L.P., a Delaware limited partnership and general partner of the Crusader Fund (the “Crusader GP”), Highland Crusader GP LLC, a Delaware limited liability company and general partner of the Crusader GP (the “Crusader LLC”), Highland Capital Management, L.P., a Delaware limited partnership (“Highland Capital”), Strand Advisors, Inc., a Delaware corporation (“Strand”), and James D. Dondero (collectively, the “Reporting Persons”).

James D. Dondero is the President of Strand. Strand is the general partner of Highland Capital. Highland Capital serves as the advisor to the Crusader Fund, among other funds and managed accounts and sole member of the Crusader LLC. This Schedule 13G relates to common shares without par value (the “Common Shares”), of Angiotech Pharmaceuticals, Inc., a corporation organized under the Business Corporations Act of the Province of British Columbia (the “Issuer”), held by the Crusader Fund.

Item 1(a)	Name of Issuer.

  Angiotech Pharmaceuticals, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

  1618 Station Street

  Vancouver, British Columbia, Canada VGA 1B6

Item 2(a)	Name of Person Filing.

(1)	Highland Crusader Offshore Partners, L.P.
(2)	Highland Crusader Fund GP, L.P.
(3)	Highland Crusader GP LLC
(4)	Highland Capital Management, L.P.
(5)	Strand Advisors, Inc.
(6)	James D. Dondero

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

  For all Filers:

  300 Crescent Court, Suite 700

  Dallas, Texas 75201

Item 2(c)	Citizenship or Place of Organization.

(1)	Highland Crusader Offshore Partners, L.P. is a Bermuda limited partnership
(2)	Highland Crusader Fund GP, L.P. is a Delaware limited partnership
(3)	Highland Crusader GP LLC is a Delaware limited liability company

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(4)	Highland Capital Management, L.P. is a Delaware limited partnership.
(5)	Strand Advisors, Inc. is a Delaware corporation.
(6)	James D. Dondero is a U.S. citizen.

Item 2(d)	Title of Class of Securities.

  Common Shares, without par value.

Item 2(e)	CUSIP Number.

  034918201

Item 3	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4	Ownership.

(a)	The Crusader Fund is the beneficial owner of 1,547,750 Common Shares that it holds directly. The Crusader GP and the Crusader LLC may be deemed the beneficial owners of the 1,547,750 Common Shares held by the Crusader Fund as the general partner of the Crusader Fund and as the general partner of the general partner of the Crusader Fund, respectively.

As advisor to the Crusader Fund and sole member of the Crusader LLC, Highland Capital and Strand may be deemed the beneficial owners of the 1,547,750 Common Shares held by the Crusader Fund.

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Mr. Dondero may be deemed the beneficial owner of the 1,547,750 Common Shares held by the Crusader Fund as President of Highland Capital.

(b)	The Crusader Fund, the Crusader GP, the Crusader LLC, Highland Capital and Strand may be deemed the beneficial owners of 12.3% of the outstanding Common Shares. This percentage was determined by dividing 1,547,750, the number of Common Shares held directly by the Crusader Fund, by 12,556,673, which is the number of Common Shares outstanding according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2012 filed with the Securities and Exchange Commission on May 15, 2012.

Mr. Dondero may be deemed the beneficial owner of 12.3% of the outstanding Common Shares. This percentage was determined by dividing 1,547,750, the number of Common Shares held directly by the Crusader Fund, by 12,556,673, which is the number of Common Shares outstanding according to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended on March 31, 2012 filed with the Securities and Exchange Commission on May 15, 2012.

(c)	The Crusader Fund has the sole power to vote and dispose of the 1,547,750 Common Shares that it holds directly. The Crusader GP, the Crusader LLC, Highland Capital and Strand have the shared power to vote and dispose of the 1,547,750 Common Shares held by the Crusader Fund. Mr. Dondero has the shared power to vote and dispose of the 1,547,750 Common Shares held by the Crusader Fund.

Item 5	Ownership of Five Percent or Less of a Class.

Inapplicable.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Strand is the parent holding company of Highland Capital, and Mr. Dondero is the control person of Strand.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

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Item 10	Certification.

For the Crusader Fund, the Crusader GP and the Crusader LLC:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

For Highland Capital, Strand and Mr. Dondero:

By signing below each of the Reporting Persons certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired and held in the ordinary course of business and were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated June 12, 2012, between the Crusader Fund, the Crusader GP, the Crusader LLC, Highland Capital, Strand, and James D. Dondero.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 12, 2012

HIGHLAND CRUSADER OFFSHORE PARTNERS, L.P.

By:	Highland Crusader Fund GP, L.P., its general partner

By:	Highland Crusader GP LLC, its general partner

By:	Highland Capital Management, L.P., its sole member

By:	Strand Advisors, Inc., its general partner

	By:	/s/ Frank Waterhouse
	Name:	Frank Waterhouse
	Title:	Assistant Treasurer

HIGHLAND CRUSADER FUND GP, L.P.

By:	Highland Crusader GP LLC, its general partner

By:	Highland Capital Management, L.P., its sole member

By:	Strand Advisors, Inc., its general partner

	By:	/s/ Frank Waterhouse
	Name:	Frank Waterhouse
	Title:	Assistant Treasurer

HIGHLAND CRUSADER GP, LLC

By:	Highland Capital Management, L.P., its sole member

By:	Strand Advisors, Inc., its general partner

By:	/s/ Frank Waterhouse
Name:	Frank Waterhouse
Title:	Assistant Treasurer

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HIGHLAND CAPITAL MANAGEMENT, L.P.

By:	Strand Advisors, Inc., its general partner

	By:	/s/ Frank Waterhouse
Name: Frank Waterhouse
Title: Assistant Treasurer

STRAND ADVISORS, INC.

By:	/s/ Frank Waterhouse
Name: Frank Waterhouse
Title: Assistant Treasurer

/s/ James D. Dondero James D. Dondero

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